November 5, 2009

VIA EDGAR

Anne Nguyen Parker
Branch Chief – Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4628

Re:	AMCOL International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009, as amended September 29, 2009 Definitive Proxy Statement Filed March 25, 2009 File No. 1-14447

Dear Ms. Parker:

Please allow this letter to serve as AMCOL International Corporation’s (“AMCOL”) request for additional time to respond to the Staff’s comments contained in a letter, dated October 28, 2009, relating to the above-referenced filings.  AMCOL is currently working with its independent registered public accounting firm and legal counsel to respond to the October 28 letter and will provide a complete written response as required no later than November 20, 2009.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Donald W. Pearson

Donald W. Pearson
Chief Financial Officer
AMCOL International Corporation